EXHIBIT 99.1

For Immediate Release 20-3-TR	Date:	January 15, 2020

Teck Announces Purchase of SunMine Solar Energy Facility

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) announced today it has purchased the SunMine solar energy facility (‘SunMine’) in Kimberley, British Columbia, from the City of Kimberley.

SunMine is located on fully reclaimed land at Teck’s former Sullivan Mine site. The 1.05 MW (megawatt) solar facility, operational since 2015, is the first grid-connected solar facility in British Columbia and the first built on a reclaimed mine site, and has potential for future expansion.

“Our involvement with SunMine is part of our commitment to taking action on climate change, advancing renewable energy development, and supporting the global transition to a low-carbon economy,” said Don Lindsay, President and CEO. “SunMine will help us gain firsthand experience with solar power generation as we advance the use of solar power at other operations.”

Teck has been involved with SunMine from its beginning, having provided the land and site infrastructure for development of the solar facility. Teck’s former Sullivan mine was a major producer of zinc, lead and silver, operating for nearly 100 years before closing in 2001 and close to 1,100 hectares of former mining area being reclaimed. Development of SunMine aligns with Teck’s approach to working with stakeholders to develop post-mining land uses, from wildlife habitat to economic diversification.

Since 2011, Teck has implemented projects and initiatives to reduce GHG emissions at its operations by 289,000 tonnes – the equivalent to taking over 88,000 combustion engine cars off the road – and 81% of Teck’s total electricity consumption is from renewable energy sources.

The sale amount is approximately $2 million, equal to the City of Kimberley’s outstanding debt obligation for SunMine.

To learn more about Teck’s approach to climate action, click here.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com